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                            September 19, 2023

       Adrianne Lee
       Chief Financial Officer
       Overstock.com, Inc.
       799 West Coliseum Way
       Midvale, UT 84047

                                                        Re: Overstock.com, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 000-49799

       Dear Adrianne Lee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 24, 2023

       General

   1.                                                   We note that you
provided more expansive climate-related disclosure on your
                                                        website than you
provided in your SEC filings. Please advise us what consideration you gave to providing the
same type of climate-related disclosure in your SEC filings as you provided on your
website.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       27

   2. We note your risk factor on page 17 referencing the potential adoption of climate change rules. To the extent
material, discuss the indirect consequences of climate-related regulation or business
trends, such as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
 Adrianne Lee
Overstock.com, Inc.
September 19, 2023
Page 2
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
          severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
          quantification of material weather-related damages to your property or operations;
          potential for indirect weather-related impacts that have affected or may affect your major customers, suppliers or partners; and any weather-related impacts on the cost or availability of insurance.
      Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                             Sincerely,
FirstName LastNameAdrianne Lee
                                                             Division of
Corporation Finance
Comapany NameOverstock.com, Inc.
                                                             Office of Energy &
Transportation
September 19, 2023 Page 2
cc:       Todd Kaye
FirstName LastName